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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
               ---                ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  ------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the increase in shareholdings of the Registrant by controlling shareholder.



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                               ("PETROCHINA LOGO")
                             ("CHINESE CHARACTERS")
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                (STOCK CODE: 857)


           ANNOUNCEMENT ON INCREASE IN SHAREHOLDINGS OF THE COMPANY BY
                            CONTROLLING SHAREHOLDER


The board of directors of the Company and all directors of the Company hereby warrant the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement contained in, or material omission from, this announcement.

On 22 September 2008, PetroChina Company Limited (the "Company") received a notice from China National Petroleum Corporation ("CNPC"), its controlling shareholder, that CNPC has increased its shareholdings of the Company via the trading system of the Shanghai Stock Exchange on 22 September 2008. Details of the acquisition are as follows:

1.   DETAILS OF ACQUISITION OF SHARES

     On 22 September 2008, CNPC increased its shareholdings in the Company by 60,000,000 shares via the trading system of the Shanghai Stock Exchange. Immediately prior to this share acquisition, CNPC held 157,922,077,818 shares of the Company, representing approximately 86.29% of the total share capital of the Company. Immediately following this share acquisition, CNPC held 157,982,077,818 shares of the Company, representing approximately 86.32% of the total share capital of the Company.

2.       FURTHER ACQUISITION PLAN

     CNPC intends to continue to increase its shareholdings in the Company, either in its own name or through parties acting in concert with it, via the trading system of the Shanghai Stock Exchange within 12 months from the date of this share acquisition in an aggregated amount not exceeding 2% of the total share capital of the Company (including the shares in this share acquisition) (the "Further Acquisition Plan").

     CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of the Further Acquisition Plan and within the statutory period.
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     The Company will continue to monitor the increase in the shareholdings of the Company by the controlling shareholder and will make timely announcement in accordance with the relevant rules and regulations.



                                                     By order of the Board
                                                  PETROCHINA COMPANY LIMITED
                                                           LI HUAIQI
                                                    Secretary to the Board

Beijing, the PRC

23 September 2008



As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  PetroChina Company Limited



Dated: September 23, 2008                         By:    /s/ Li Huaiqi
                                                         -------------------
                                                  Name:  Li Huaiqi
                                                  Title: Company Secretary